					EXHIBIT 12
AT&T, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in millions

		2007	2006	2005	2004	2003
Earnings:
	Income from continuing operations before income taxes*	$18,204	$10,881	$5,718	$7,165	$8,716
	Equity in net income of affiliates included above	(692)	(2,043)	(609)	(873)	(1,253)
	Fixed Charges	4,536	2,209	1,680	1,238	1,390
	Distributed income of equity affiliates	395	97	158	331	288
	Interest capitalized	(171)	(73)	(36)	(31)	(37)

	Earnings, as adjusted	$22,276	$11,071	$6,911	$7,830	$9,104

Fixed Charges:
	Interest expense	$3,507	$1,843	$1,456	$1,023	$1,191
	Interest capitalized	171	73	36	31	37
	Dividends on preferred securities	3	3	31	24	22
	Portion of rental expense representative of interest factor	855	290	157	160	140

	Fixed Charges	$4,536	$2,209	$1,680	$1,238	$1,390

	Ratio of Earnings to Fixed Charges	4.91	5.01	4.11	6.32	6.55

*All periods presented exclude undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.